PRICING SUPPLEMENT NO. 1489BG
Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-162195
Dated March 28, 2012



Optimization

$4,000,000 Deutsche Bank AG Trigger Autocallable Optimization Securities
Linked to the iShares® Russell 2000® Index Fund due March 31, 2017

Investment Description

Trigger Autocallable Optimization Securities (the "**Securities**") are unsubordinated and unsecured debt obligations of Deutsche Bank AG, London Branch (the "**Issuer**") with returns linked to the performance of the iShares® Russell 2000® Index Fund (the "**Underlying Fund**"). The Securities are designed for investors who want to express a moderately bullish view on the Underlying Fund. If the Closing Price of the Underlying Fund on any Observation Date (quarterly, beginning after one year, including the Final Valuation Date) is greater than or equal to the Initial Fund Price, Deutsche Bank AG will automatically call the Securities and pay you a Call Price equal to your initial investment plus a Call Return based on a Call Return Rate of 9.30% per annum. The Call Return increases the longer the Securities are outstanding. If the Securities are not automatically called and the Final Fund Price is not less than the Trigger Price, at maturity Deutsche Bank AG will pay you an amount equal to your initial investment. However, if the Securities are not automatically called and the Final Fund Price is less than the Trigger Price, Deutsche Bank AG will pay you less than your initial investment resulting in a loss of 1.00% for every 1.00% decline in the Final Fund Price as compared to the Initial Fund Price. Under these circumstances you will lose a significant portion, and could lose all, of your initial investment. You will not receive interest payments during the term of the Securities. **Investing in the Securities is subject to significant risks, including the risk of losing your entire initial investment. The contingent repayment of your initial investment applies only if you hold the Securities to maturity. Any payment on the Securities, including any payment upon an automatic call and any payment at maturity, is subject to the creditworthiness of the Issuer. If the Issuer were to default on its payment obligations, you may not receive any amounts owed to you under the terms of the Securities and you could lose your entire investment.**

Features

❑ **Call Return —** If the Closing Price of the Underlying Fund on any Observation Date (quarterly, beginning after one year, including the Final Valuation Date) is greater than or equal to the Initial Fund Price, we will automatically call the Securities and pay you a Call Price equal to your initial investment plus a Call Return based on a Call Return Rate of 9.30% per annum. The Call Return increases the longer the Securities are outstanding. If the Securities are not called, investors may have downside market exposure to the Underlying Fund at maturity, subject to any contingent repayment of your initial investment.

❑ **Downside Exposure with Contingent Repayment of Your Initial Investment at Maturity** — If you hold the Securities to maturity and the Final Fund Price is not less than the Trigger Price, we will pay you your initial investment at maturity. If the Final Fund Price is less than the Trigger Price, however, Deutsche Bank AG will repay less than your initial investment, resulting in a loss that is proportionate to the decline in the price of the Underlying Fund. Under these circumstances, you will lose a significant portion, and could lose all, of your initial investment. **The contingent repayment of your initial investment applies only if you hold the Securities to maturity. Any payment on the Securities, including any payment upon an automatic call and any payment at maturity, is subject to the creditworthiness of the Issuer.**

Key Dates

Trade Date	March 28, 2012
Settlement Date	March 30, 2012
Observation Dates[1]	Quarterly, after 1 year
Final Valuation Date[1]	March 27, 2017
Maturity Date[1]	March 31, 2017

[1] See page 3 for additional details.

NOTICE TO INVESTORS: THE SECURITIES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE ISSUER IS NOT NECESSARILY OBLIGATED TO REPAY YOUR INITIAL INVESTMENT AT MATURITY, AND THE SECURITIES CAN HAVE DOWNSIDE MARKET RISK SIMILAR TO THE UNDERLYING FUND. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF DEUTSCHE BANK AG. YOU SHOULD NOT PURCHASE THE SECURITIES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE SECURITIES. THE SECURITIES WILL NOT BE LISTED ON ANY SECURITIES EXCHANGE. YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER "KEY RISKS" BEGINNING ON PAGE 4 OF THIS PRICING SUPPLEMENT AND UNDER "RISK FACTORS" BEGINNING ON PAGE 7 OF THE ACCOMPANYING PRODUCT SUPPLEMENT BEFORE PURCHASING ANY SECURITIES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY EFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR SECURITIES. YOU MAY LOSE SOME OR ALL OF YOUR INITIAL INVESTMENT IN THE SECURITIES.

Security Offering

We are offering Trigger Autocallable Optimization Securities linked to the performance of the iShares® Russell 2000® Index Fund. The Securities are our unsubordinated and unsecured debt obligations and are offered at a minimum investment of $1,000 in denominations of $10.00 and integral multiples thereof.

Offering	Underlying Fund	Call Return Rate	Initial Fund Price	Trigger Price	CUSIP/ISIN
Trigger Autocallable Optimization Securities	iShares® Russell 2000® Index Fund (Ticker: IWM)	9.30% per annum	$83.30	$41.65, equal to 50% of the Initial Fund Price	25154V516 / US25154V5167

See "Additional Terms Specific to the Securities" in this pricing supplement. The Securities will have the terms specified in underlying supplement No. 1 dated September 29, 2009, product supplement BG dated March 18, 2011, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these Securities are a part, the prospectus dated September 29, 2009 and this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this pricing supplement, the underlying supplement, the accompanying prospectus, the prospectus supplement and product supplement BG. Any representation to the contrary is a criminal offense. The Securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

	Price to Public	Discounts and Commissions(1)	Proceeds to Us
Per Security	$10.00	$0.25	$9.75
Total	$4,000,000	$100,000.00	$3,900,000

(1) For more detailed information about discounts and commissions, please see "Supplemental Plan of Distribution (Conflicts of Interest)" in this pricing supplement.

Deutsche Bank Securities Inc. ("**DBSI**") is our affiliate. For more information see "Supplemental Plan of Distribution (Conflicts of Interest)" in this pricing supplement.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$4,000,000.00	$458.40

UBS Financial Services Inc.   **Deutsche Bank Securities**

Additional Terms Specific to the Securities

You should read this pricing supplement, together with underlying supplement No. 1 dated September 29, 2009, product supplement BG dated March 18, 2011, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these Securities are a part and the prospectus dated September 29, 2009. You may access these documents on the website of the Securities and Exchange Commission (the "**SEC**") at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Underlying supplement No. 1 dated September 29, 2009:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312509200168/d424b21.pdf
- Product supplement BG dated March 18, 2011:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312511070907/d424b21.pdf
- Prospectus supplement dated September 29, 2009:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312509200021/d424b31.pdf
- Prospectus dated September 29, 2009:
  http://www.sec.gov/Archives/edgar/data/1159508/000095012309047023/f03158be424b2xpdfy.pdf

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this pricing supplement relates. Before you invest in the Securities offered hereby, you should read these documents and any other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001159508. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

References to "Deutsche Bank AG," "we," "our" and "us" refer to Deutsche Bank AG, including, as the context requires, acting through one of its branches. In this pricing supplement, "Securities" refers to the Trigger Autocallable Optimization Securities that are offered hereby, unless the context otherwise requires. This pricing supplement, together with the documents listed above, contains the terms of the Securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Key Risks" in this pricing supplement and "Risk Factors" in the accompanying product supplement, as the Securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the Securities.

All references to "Observation Date," "Initial Fund Price," "Final Fund Price," "Closing Price" and "Trigger Price" in this pricing supplement shall be deemed to refer to "Call Date," "Initial Fund Level," "Final Fund Level," "Closing Level" and "Knock-In Level," respectively, as defined in the accompanying product supplement.

Investor Suitability

The suitability considerations identified below are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also review "Key Risks" on page 4 of this pricing supplement and "Risk Factors" on page 7 of the accompanying product supplement.

The Securities may be suitable for you if, among other considerations:

- You fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.
- You can tolerate the loss of some or all of your investment and are willing to make an investment in which you could have the same downside market risk as the Underlying Fund.
- You believe the Closing Price of the Underlying Fund will be greater than or equal to the Initial Fund Price on any Observation Date, including the Final Valuation Date.
- You understand and accept that you will not participate in any appreciation in the price of the Underlying Fund and you are willing to make an investment the return of which is limited to the applicable Call Return.
- You can tolerate fluctuations in the price of the Securities prior to maturity that may be similar to or exceed the downside price fluctuations of the Underlying Fund.
- You are willing to invest in the Securities based on the Call Return Rate of 9.30% per annum.
- You do not seek current income from this investment and are willing to forgo any dividends paid on the stocks comprising the Underlying Fund.
- You are willing and able to hold Securities that will be called on the earliest Observation Date on which the Closing Price of the Underlying Fund is greater than or equal to the Initial Fund Price, and you are otherwise willing and able to hold the Securities to maturity for a term of approximately 5 years, and are not seeking an investment for which there will be an active secondary market.
- You are willing to assume the credit risk associated with Deutsche Bank AG, as Issuer of the Securities, and understand that if Deutsche Bank AG defaults on its obligations you may not receive any amounts due to you including any repayment of your initial investment at maturity or upon an earlier automatic call.

The Securities may *not* be suitable for you if, among other considerations:

- You do not fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.
- You cannot tolerate the loss of a substantial portion or all of your investment and you are not willing to make an investment in which you could have the same downside market risk as the Underlying Fund.
- You require an investment designed to provide a full return of your initial investment at maturity.
- You believe the Securities will not be called and the Final Fund Price will be less than the Trigger Price.
- You seek an investment that participates in the full appreciation in the price of the Underlying Fund or that has unlimited return potential.
- You cannot tolerate fluctuations in the price of the Securities prior to maturity that may be similar to or exceed the downside price fluctuations of the Underlying Fund.
- You are unwilling to invest in the Securities based on the Call Return Rate of 9.30% per annum.
- You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.
- You seek current income from this investment or you prefer to receive dividends paid on the stocks comprising the Underlying Fund.
- You are unwilling or unable to hold Securities that will be called on any Observation Date on which the Closing Price of the Underlying Fund is greater than or equal to the Initial Fund Price, or you are otherwise unable or unwilling to hold the Securities to maturity for a term of approximately 5 years, and seek an investment for which there will be an active secondary market.
- You are unwilling or unable to assume the credit risk associated with Deutsche Bank AG, as Issuer of the Securities for all payments on the Securities, including any repayment of initial investment at maturity or upon an earlier automatic call.

Final Terms

Issuer	Deutsche Bank AG, London Branch
Issue Price	$10.00 per Security (subject to a minimum purchase of 100 Securities, or $1,000)
Term	5 years, subject to a quarterly automatic call beginning after one year
Trade Date	March 28, 2012
Settlement Date	March 30, 2012
Final Valuation Date[1]	March 27, 2017
Maturity Date[1,2]	March 31, 2017
Underlying Fund	iShares® Russell 2000® Index Fund (Ticker: IWM)
Call Feature	The Securities will be automatically called if the Closing Price of the Underlying Fund on any Observation Date is greater than or equal to the Initial Fund Price. If the Securities are called, Deutsche Bank AG will pay you on the applicable Call Settlement Date a cash payment per Security equal to the Call Price for the applicable Observation Date.
Observation Dates[1]	Quarterly, beginning after one year, on the dates set forth in the table below.
Call Settlement Dates[2]	Two business days following the relevant Observation Date, except the Call Settlement Date for the Final Valuation Date will be the Maturity Date.
Call Return and Call Return Rate	The Call Return increases the longer the Securities are outstanding and is based upon a Call Return Rate of 9.30% per annum.
Call Price	The Call Price equals your initial investment per Security plus the product of your initial investment per Security and the applicable Call Return. The table below reflects a Call Return Rate of 9.30% per annum.

Observation Dates	Call Settlement Dates	Call Return	Call Price (per $10.00 Security)
April 1, 2013	April 3, 2013	9.300%	$10.9300
June 26, 2013	June 28, 2013	11.625%	$11.1625
September 26, 2013	September 30, 2013	13.950%	$11.3950
December 27, 2013	December 31, 2013	16.275%	$11.6275
March 27, 2014	March 31, 2014	18.600%	$11.8600
June 26, 2014	June 30, 2014	20.925%	$12.0925
September 26, 2014	September 30, 2014	23.250%	$12.3250
December 29, 2014	December 31, 2014	25.575%	$12.5575
March 27, 2015	March 31, 2015	27.900%	$12.7900
June 26, 2015	June 30, 2015	30.225%	$13.0225
September 28, 2015	September 30, 2015	32.550%	$13.2550
December 29, 2015	December 31, 2015	34.875%	$13.4875
March 29, 2016	March 31, 2016	37.200%	$13.7200
June 28, 2016	June 30, 2016	39.525%	$13.9525
September 28, 2016	September 30, 2016	41.850%	$14.1850
December 28, 2016	December 30, 2016	44.175%	$14.4175
March 27, 2017 (Final Valuation Date)	March 31, 2017 (Maturity Date)	46.500%	$14.6500

Payment at Maturity (per $10.00 Security)	**If the Securities are not automatically called and the Final Fund Price is greater than or equal to the Trigger Price,** Deutsche Bank AG will pay you a cash payment at maturity equal to $10.00 per $10.00 Security. **If the Securities are not automatically called and the Final Fund Price is less than the Trigger Price,** Deutsche Bank AG will pay you a cash payment at maturity less than your initial investment; equal to: $10.00 + ($10.00 × Underlying Fund Return); *Under these circumstances, you will lose a significant portion, and could lose all, of your initial investment in an amount proportionate to the negative Underlying Fund Return.*

Underlying Fund Return	$$\frac{\text{Final Fund Price} - \text{Initial Fund Price}}{\text{Initial Fund Price}}$$
Trigger Price	$41.65, equal to 50.00% of the Initial Fund Price
Closing Price	On any scheduled trading day, the last reported sale price of the Underlying Fund on the relevant exchange multiplied by the then-current Share Adjustment Factor, as determined by the calculation agent.
Initial Fund Price	$83.30, the Closing Price of one share of the Underlying Fund on the Trade Date
Final Fund Price	The Closing Price of one share of the Underlying Fund on the Final Valuation Date
Share Adjustment Factor	Initially 1.0 for the Underlying Fund, subject to adjustment for certain actions affecting the Underlying Fund. See "Description of Securities — Anti-dilution Adjustments for Funds" in the accompanying product supplement.

INVESTING IN THE SECURITIES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE SOME OR ALL OF YOUR INITIAL INVESTMENT. ANY PAYMENT ON THE SECURITIES, INCLUDING ANY PAYMENT UPON AN AUTOMATIC CALL AND ANY PAYMENT AT MATURITY, IS SUBJECT TO THE CREDITWORTHINESS OF THE ISSUER. IF DEUTSCHE BANK AG WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE SECURITIES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

Investment Timeline



Trigger Date

The Closing Price of the Underlying Fund (the initial Fund Price) is observed and the Trigger Price is determined.

Monthly (after 1 month)

The Securities will be called if the Closing Price of the Underlying Fund on any Observation Date is equal to or greater than the initial Fund Price.

If the Securities are called, Deutsche Bank AG will pay the Call Price for the applicable Observation Date equal to your initial investment plus an amount based on the Call Return Rate.

Maturity Date

If the Securities have not been called and the Final Fund Price is equal to or greater than the Trigger Price, Deutsche Bank AG will repay your initial investment equal to $10.00 per Security.

If the Securities have not been called and the Final Fund Price is less than the Trigger Price, Deutsche Bank AG will repay the amount less than your initial investment equal to:

$10.00 + ($10.00 x Underlying Fund Return)

Under these circumstances, you will lose a significant portion, and could lose all, of your initial investment in an amount proportionate to the negative Underlying Fund Return.

---

[1] Subject to postponement as described under "Description of Securities — Adjustments to Valuation Dates and Payment Dates" in the accompanying product supplement.

[2] Notwithstanding the provisions under "Description of Securities — Adjustments to Valuation Dates and Payment Dates" in the accompanying product supplement, in the event the Final Valuation Date is postponed, the Maturity Date will be the fourth business day after the Final Valuation Date as postponed and in the event that an Observation Date other than the Final Valuation Date is postponed, the relevant Call Settlement Date (other than the Maturity Date) will be the second business day after the Observation Date as postponed.

An investment in the Securities involves significant risks. Investing in the Securities is not equivalent to investing directly in the Underlying Fund or in any of the components held by the Underlying Fund. Some of the risks that apply to the Securities are summarized below, but we urge you to read the more detailed explanation of risks relating to the Securities generally in the "Risk Factors" section of the accompanying product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Securities.

- **YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS OF YOUR INITIAL INVESTMENT** — The Securities differ from ordinary debt securities in that Deutsche Bank AG will not necessarily pay your initial investment in the Securities at maturity. If the Securities are not automatically called, the return on the Securities at maturity will depend on whether the Final Fund Price is greater than or equal to the Trigger Price. If the Securities are not automatically called and the Final Fund Price is greater than or equal to the Trigger Price, Deutsche Bank AG will pay you your initial investment. However, if the Securities are not automatically called on any Observation Date and the Final Fund Price is less than the Trigger Price, you will be fully exposed to any negative Underlying Fund Return, resulting in a loss of your initial investment that is proportionate to the decline in the price of the Underlying Fund. *Accordingly, you could lose your entire initial investment.*

- **APPRECIATION POTENTIAL IS LIMITED TO THE CALL RETURN** — The appreciation potential of the Securities is limited to the applicable Call Return which is based on a Call Return Rate of 9.30% per annum, regardless of the performance of the Underlying Fund. In addition, since the Call Return increases the longer the Securities are outstanding and the Securities could be called as early as the first Observation Date, the term of your investment could be cut short, and your return on the Securities would then be less than if the Securities were called at a later date. As a result, an investment directly in the Underlying Fund or the stocks composing the Underlying Fund could provide a better return than an investment in the Securities.

- **CONTINGENT REPAYMENT OF YOUR INITIAL INVESTMENT APPLIES ONLY IF YOU HOLD THE SECURITIES TO MATURITY** — If your Securities are not automatically called, you should be willing to hold your Securities to maturity. If you are able to sell your Securities prior to maturity in the secondary market, you may have to sell them at a loss relative your initial investment even if the Closing Price of the Underlying Fund is above the Trigger Price.

- **HIGHER CALL RETURN RATES ARE GENERALLY ASSOCIATED WITH A GREATER RISK OF LOSS** — Greater expected volatility with respect to the Underlying Fund reflects a higher expectation as of the Trade Date that the Closing Price of the Underlying Fund could close below the Trigger Price on the Final Valuation Date of the Securities. This greater expected risk will generally be reflected in a higher Call Return Rate for the Securities. However, while the Call Return Rate is set on the Trade Date, the Underlying Fund's volatility can change significantly over the term of the Securities. The price of the Underlying Fund could fall sharply, which could result in a significant loss of your initial investment.

- **REINVESTMENT RISK** — If your Securities are called early, the holding period over which you would receive the Call Return which is based on the Call Return Rate of 9.30% per annum could be as little as one year. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Securities at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the Securities are called prior to the Maturity Date.

- **NO COUPON PAYMENTS** — Deutsche Bank AG will not pay any interest or coupon payments with respect to the Securities.

- **RISKS RELATING TO THE CREDIT OF THE ISSUER** — The Securities are unsubordinated and unsecured debt obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Securities, including any payment upon an automatic call and any payment at maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the Securities, and in the event Deutsche Bank AG were to default on its obligations, you may not receive any amount owed to you under the terms of the Securities and you could lose your entire investment.

- **NO DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the Securities, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component securities held by the Underlying Fund or holders of shares of the Underlying Fund would have.

- **INVESTING IN THE SECURITIES IS NOT THE SAME AS INVESTING IN THE UNDERLYING FUND** — The return on your Securities may not reflect the return you would realize if you directly invested in the Underlying Fund. For instance, you will not receive or be entitled to receive any dividend payments or other distributions or other rights that holders of the component securities held by the Underlying Fund or holders of shares of the Underlying Fund would have.

- **IF THE PRICE OF THE UNDERLYING FUND CHANGES, THE VALUE OF YOUR SECURITIES MAY NOT CHANGE IN THE SAME MANNER** — Your Securities may trade quite differently from the Underlying Fund. Changes in the market price of the shares of the Underlying Fund may not result in a comparable change in the value of your Securities.

- **FLUCTUATION OF NAV** — The market prices of the Underlying Fund may fluctuate in accordance with changes in its net asset value (the "**NAV**") and supply and demand on the applicable stock exchanges. The NAV of the Underlying Fund may fluctuate with changes in the market value of the Underlying Fund's securities holdings. Therefore, the market price of the Underlying Fund may differ from its NAV per share and the Underlying Fund may trade at, above or below its NAV per share.

- **THE ANTI-DILUTION PROTECTION IS LIMITED** — The calculation agent will make adjustments to the Share Adjustment Factor, which will initially be set at 1.0, for certain events affecting the shares of the Underlying Fund. See "Description of Securities — Anti-dilution Adjustments for Funds" in the accompanying product supplement. The calculation agent is not required, however, to make such adjustments in response to all events that could affect the shares of the Underlying Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the Securities may be materially and adversely affected.

- **THERE ARE RISKS ASSOCIATED WITH SMALL-CAPITALIZATION OR MID-CAPITALIZATION STOCKS** — There are risks associated with small-capitalization or mid-capitalization stocks. The Underlying Fund may invest in companies that may be considered small-capitalization or mid-capitalization companies, as applicable. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the respective index fund's share price may be more volatile than that of funds that invest a larger percentage of their assets in stocks issued by large-capitalization companies. Stock prices of small-capitalization or mid-capitalization companies are also more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization or mid-capitalization companies may be thinly traded, making it difficult for the relevant index fund to buy and sell them. In addition, small-capitalization or mid-capitalization companies are typically less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization or mid-capitalization companies are often given less analyst coverage and may be in early, and less predictable, periods of their corporate existences. Such companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and less competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products.

♦ **THE UNDERLYING FUND AND ITS INDEX ARE DIFFERENT** — The performance of the Underlying Fund may not exactly replicate the performance of its respective index because the fund will reflect transaction costs and fees that are not included in the calculation of the index. It is also possible that the fund may not fully replicate or may in certain circumstances diverge significantly from the performance of its respective index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in this fund or due to other circumstances. Finally, because the shares of the Underlying Fund are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Underlying Fund may differ from the net asset value per share of the Underlying Fund. For all of the foregoing reasons, the performance of the Underlying Fund may not correlate with the performance of its respective index.

♦ **THERE IS NO AFFILIATION BETWEEN THE UNDERLYING FUND AND US, AND WE ARE NOT RESPONSIBLE FOR ANY DISCLOSURE BY THE UNDERLYING FUND** — We are not affiliated with the Underlying Fund or the issuers of the component securities held by the Underlying Fund or underlying the index replicated by the Underlying Fund. However, we and our affiliates may currently or from time to time in the future engage in business with many of the issuers of the component securities held by the Underlying Fund or underlying the index. Nevertheless, neither we nor our affiliates assume any responsibility for the accuracy or the completeness of any information about the component securities held by the Underlying Fund or the component securities underlying the index or any of the issuers of the component securities held by the Underlying Fund or underlying the index. You, as an investor in the Securities, should make your own investigation into the component securities held by the Underlying Fund or underlying the index and the issuers of the component securities held by the Underlying Fund or underlying the index. Neither the Underlying Fund nor any of the issuers of the component securities held by the Underlying Fund or underlying the index are involved in this offering of your Securities in any way and none of them has any obligation of any sort with respect to your Securities. Neither the Underlying Fund nor any of the issuers of the component securities held by the Underlying Fund or underlying the index has any obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your Securities.

♦ **PAST PERFORMANCE OF THE UNDERLYING FUND, ITS INDEX OR THE COMPONENT SECURITIES HELD BY THE UNDERLYING FUND IS NO GUIDE TO FUTURE PERFORMANCE** — The actual performance of the Underlying Fund, its index or of the component securities held by the Underlying Fund over the term of the Securities, may bear little relation to the historical prices of the Underlying Fund or of the component securities held by the Underlying Fund, and may bear little relation to the hypothetical return examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Underlying Fund, its index or of the component securities held by the Underlying Fund.

♦ **THE SECURITIES HAVE CERTAIN BUILT-IN COSTS** — While the Payment at Maturity or Call Price due upon an automatic call described in this pricing supplement is based on your entire initial investment, the original Issue Price of the Securities includes the agents' commission and the estimated cost of hedging our obligations under the Securities through one or more of our affiliates. Such cost includes our or our affiliates' expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Deutsche Bank AG or its affiliates would be willing to purchase Securities from you prior to maturity in secondary market transactions, if at all, will likely be lower than the original Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you. The Securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Securities to maturity.

♦ **THERE MAY BE LITTLE OR NO SECONDARY MARKET FOR THE SECURITIES** — The Securities will not be listed on any securities exchange. Deutsche Bank AG or its affiliates may offer to purchase the Securities in the secondary market but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell your Securities easily. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates may be willing to buy the Securities.

♦ **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES** — While we expect that, generally, the price of the Underlying Fund will affect the value of the Securities more than any other single factor, the value of the Securities will also be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other, including:

  ♦ the expected volatility of the Underlying Fund;

  ♦ the time remaining to maturity of the Securities;

  ♦ the market price and dividend rate of the stocks held by the Underlying Fund;

  ♦ the occurrence of certain events affecting the Underlying Fund that may or may not require an anti-dilution adjustment;

  ♦ interest rates and yields in the market generally;

  ♦ geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events;

  ♦ supply and demand for the Securities; and

  ♦ our creditworthiness, including actual or anticipated downgrades in our credit ratings.

♦ **TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES, OR UBS OR ITS AFFILIATES, IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE SECURITIES** — We or one or more of our affiliates expect to hedge our exposure from the Securities by entering into equity and equity derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Underlying Fund and make it less likely that you will receive a return on your investment in the Securities. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the Securities declines. We or our affiliates, or UBS or its affiliates, may also engage in trading in instruments linked to the Underlying Fund on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates, or UBS or its affiliates, may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Underlying Fund. By introducing competing products into the marketplace in this manner, we or our affiliates, or UBS or its affiliates, could adversely affect the value of the Securities. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, the trading strategy of investing in the Securities.

♦ **WE AND OUR AFFILIATES, OR UBS AG AND ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE FINAL FUND PRICE AND THE VALUE OF SECURITIES** — We, our affiliates and agents, and UBS AG and its affiliates, publish research from time to time on financial markets and other matters that may influence the value of the Securities, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the Securities. Any research, opinions or recommendations expressed by us, our affiliates or agents, or UBS AG or its affiliates, may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Securities and the Underlying Fund to which the Securities are linked.

♦ **POTENTIAL DEUTSCHE BANK AG IMPACT ON PRICE** — Trading or transactions by Deutsche Bank AG or its affiliates in the component securities held by the Underlying Fund, the Underlying Fund and/or over-the-counter options, futures or other instruments with returns linked to the performance of the component securities held by the Underlying Fund or the Underlying Fund, may adversely affect the market price of the component securities held by the Underlying Fund, the shares of the Underlying Fund and therefore, the value of the Securities.

♦ **POTENTIAL CONFLICT OF INTEREST** — Deutsche Bank AG and its affiliates may engage in business with the issuers of the component securities held by the Underlying Fund, which may present a conflict between the obligations of Deutsche Bank AG and you, as a holder of the Securities. Deutsche Bank AG, as the calculation agent, will determine the Final Fund Price of the Underlying Fund and Payment at Maturity or Call Price due upon an automatic call based on the Closing Price of the Underlying Fund in the market. The calculation agent can postpone the determination of the Closing Price of the Underlying Fund if a market disruption event occurs on any of the Observation Dates.

♦ **THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCERTAIN** — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the Securities, and we do not plan to request a ruling from the Internal Revenue Service (the "IRS"). Consequently, significant aspects of the tax treatment of the Securities are uncertain, and the IRS or a court might not agree with the treatment of the Securities as prepaid financial contracts that are not debt. If the IRS were successful in asserting an alternative treatment for the Securities, the tax consequences of ownership and disposition of the Securities could be materially and adversely affected. In addition, as described below under "What Are the Tax Consequences of an Investment in the Securities?", in 2007 Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which may include the Securities. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect. You should review carefully the section of the accompanying product supplement entitled "U.S. Federal Income Tax Consequences," and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the Securities (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Scenario Analysis and Hypothetical Examples of Payment upon an Automatic Call or at Maturity

The following table and hypothetical examples below illustrate the Payment at Maturity or Call Price due upon an automatic call for a hypothetical range of performance for the Underlying Fund. The following examples and table are hypothetical and provided for illustrative purposes only. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Underlying Fund relative to its Initial Fund Price. We cannot predict the Final Fund Price or the Closing Price of the Underlying Fund on any of the Observation Dates (including the Final Valuation Date). You should not take these examples as an indication or assurance of the expected performance of the Underlying Fund. You should consider carefully whether the Securities are suitable to your investment goals. The numbers in the examples and table below have been rounded for ease of analysis.

The following examples and table illustrate the Payment at Maturity or Call Price due upon an automatic call per Security:

Term:	5 years, subject to a quarterly automatic call beginning after the first year
Initial Fund Price:	$83.30
Trigger Price:	$41.65 (50.00% of the Initial Fund Price)
Call Return and Call Prices:	

Observation Dates	Call Settlement Dates	Call Return*	Call Price*
April 1, 2013	April 3, 2013	9.300%	$10.9300
June 26, 2013	June 28, 2013	11.625%	$11.1625
September 26, 2013	September 30, 2013	13.950%	$11.3950
December 27, 2013	December 31, 2013	16.275%	$11.6275
March 27, 2014	March 31, 2014	18.600%	$11.8600
June 26, 2014	June 30, 2014	20.925%	$12.0925
September 26, 2014	September 30, 2014	23.250%	$12.3250
December 29, 2014	December 31, 2014	25.575%	$12.5575
March 27, 2015	March 31, 2015	27.900%	$12.7900
June 26, 2015	June 30, 2015	30.225%	$13.0225
September 28, 2015	September 30, 2015	32.550%	$13.2550
December 29, 2015	December 31, 2015	34.875%	$13.4875
March 29, 2016	March 31, 2016	37.200%	$13.7200
June 28, 2016	June 30, 2016	39.525%	$13.9525
September 28, 2016	September 30, 2016	41.850%	$14.1850
December 28, 2016	December 30, 2016	44.175%	$14.4175
March 27, 2017 (Final Valuation Date)	March 31, 2017 (Maturity Date)	46.500%	$14.6500

* Based on the Call Return Rate of 9.30% per annum.

Example 1 — The Closing Price of the Underlying Fund on the first Observation Date is $90.00, which is greater than the Initial Fund Price of $83.30 — the Securities are called.

Because the Closing Price of the Underlying Fund on the first Observation Date is greater than or equal to the Initial Fund Price, the Securities are automatically called and Deutsche Bank AG will pay you on the applicable Call Settlement Date, the Call Price of $10.9300 per Security, representing a 9.300% return on the Securities.

Example 2 — The Securities have not been automatically called prior to the Final Valuation Date and the Final Fund Price of $90.00 is greater than the Initial Fund Price of $83.30 — the Securities are called.

Because the Securities were not previously called and the Final Fund Price is greater than or equal to the Initial Fund Price, the Securities are automatically called and Deutsche Bank AG will pay you on the applicable Call Settlement Date (which coincides with the Maturity Date) the Call Price of $14.6500 per Security, representing a 46.500% return on the Securities.

Example 3 — The Closing Price of the Underlying Fund is not equal to or greater than the Initial Fund Price on any of the Observation Dates and the Final Fund Price of $55.00 is greater than the Trigger Price of $41.65 — the Securities are NOT called.

Because the Closing Price of the Underlying Fund on any Observation Date is not equal to or greater than the Initial Fund Price, the Securities are not automatically called. Because the Final Fund Price is not less than the Trigger Price, Deutsche Bank AG will pay you a Payment at Maturity equal to $10.00 per $10.00 Security, representing a 0.000% return on the Securities.

Example 4 — The Securities have not been automatically called prior to the Final Valuation Date and the Final Fund Price of $33.32 is less than the Trigger Price of $41.65 — the Securities are NOT called.

Because the Securities are not called and the Final Fund Price is less than the Trigger Price, your initial investment will be fully exposed to any decline in the Final Fund Price as compared to the Initial Fund Price. Accordingly, Deutsche Bank AG will pay you a Payment at Maturity calculated as follows:

$$\$10.00 + (\$10.00 \times \text{Underlying Fund Return}) =$$
$$\$10.00 + (\$10.00 \times -60.000\%) = \$4.00$$

If the Securities are not automatically called and the Final Fund Price is less than the Trigger Price, your initial investment will be fully exposed to any negative Underlying Fund Return, resulting in a loss that is proportionate to the decline in the price of the Underlying Fund. Under these circumstances, you will lose a significant portion, and could lose all, of your initial investment. Any payment on the Securities, including any payment upon an automatic call and any payment at maturity, is subject to the creditworthiness of the Issuer.

The Underlying Fund

All disclosures contained in this pricing supplement regarding the Underlying Fund are derived from publicly available information. Neither Deutsche Bank AG nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the Underlying Fund contained in this pricing supplement. You should make your own investigation into the Underlying Fund.

We obtained the closing price information set forth below from Bloomberg, and we have not participated in the preparation of, or verified, such information. You should not take the historical prices of the Underlying Fund as an indication of future performance. The Underlying Fund is registered under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"). Companies with securities registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and investment companies registered under the Investment Company Act of 1940, as amended, are required to file certain financial and other information specified by the SEC periodically. Information filed by the Underlying Fund with the SEC can be reviewed electronically through a web site maintained by the SEC. The address of the SEC's web site is http://www.sec.gov. Information filed with the SEC by the Underlying Fund under the Exchange Act can be located by reference to its SEC file number provided below.

In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates.

The iShares® Russell 2000® Index Fund

We have derived all information contained in this pricing supplement regarding the iShares® Russell 2000® Index Fund, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares® Trust, BlackRock Institutional Trust Company, N.A. and BlackRock Fund Advisors ("**BFA**"). The iShares® Russell 2000® Index Fund is an investment portfolio maintained and managed by iShares® Trust. BFA is currently the investment adviser to the iShares® Russell 2000® Index Fund. The iShares® Russell 2000® Index Fund is an exchange traded fund that trades on the NYSE Arca under the ticker symbol "IWM." We make no representation or warranty as to the accuracy or completeness of the information derived from these public sources. iShares® is a registered investment company that consists of numerous separate investment portfolios, including the iShares® Russell 2000® Index Fund. Information provided to or filed with the SEC by iShares® pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC's website at http://www.sec.gov. Information from outside sources is not incorporated by reference in, and should not be considered a part of, this pricing supplement. None of such publicly available information is incorporated by reference into this pricing supplement and we make no representation or warranty as to the accuracy or completeness of such information.

Investment Objective

The iShares® Russell 2000® Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the small capitalization sector of the U.S. equity market as measured by the Russell 2000® Index. The Russell 2000® Index was developed by Russell as an equity benchmark representing the approximately 2,000 smallest companies in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest U.S. companies as determined by market capitalization and represents approximately 98% of the U.S. equity market.

The iShares® Russell 2000® Index Fund uses a representative sampling strategy (as described below under "Representative Sampling") to attempt to track the Russell 2000® Index. The iShares® Russell 2000® Index Fund will generally invest at least 90% of its assets in the securities of the Russell 2000® Index and ADRs or other depositary receipts based on securities of the Russell 2000® Index. The iShares® Russell 2000® Index Fund may invest its other assets in futures contracts, other types of options and swaps related to the Russell 2000® Index, as well as cash and cash equivalents, including share of money market funds affiliated with BFA.

Representative Sampling

The iShares® Russell 2000® Index Fund pursues a "representative sampling" strategy in attempting to track the performance of its underlying index, and generally does not hold all of the equity securities included in its underlying index. The iShares® Russell 2000® Index Fund invests in a representative sample of securities in the Russell 2000® Index, which BFA believes to have a similar investment profile as the Russell 2000® Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of its underlying index.

Correlation

The Russell 2000® Index is a theoretical financial calculation, while the iShares® Russell 2000® Index Fund is an actual investment portfolio. The performance of the iShares® Russell 2000® Index Fund and its underlying index will vary somewhat due to transaction costs, asset valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between a Fund's portfolio and the Russell 2000® Index resulting from legal restrictions (such as diversification requirements that apply to the Fund but not to the Russell 2000® Index) or representative sampling. BFA expects that, over time, the correlation between a Fund's performance and that of its underlying index, before fees and expenses, will be 95% or better. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The iShares® Russell 2000® Index Fund, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the Russell 2000® Index.

Industry Concentration Policy

The iShares® Russell 2000® Index Fund will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries only to approximately the same extent that its underlying index is so concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities), repurchase agreements collateralized by U.S. government securities, and securities of state or municipal governments and their political subdivisions are not considered to be issued by members of any industry.

Russell 2000® Index

The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. The Russell 2000® Index measures the composite price performance of stocks of approximately 2,000 companies domiciled in the U.S. and its territories and consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 2000® Index represents approximately 10% of the total market capitalization of the Russell 3000® Index. *This is just a summary of the Russell 2000® Index. For more information on the Russell 2000® Index, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled "The Russell Indices — Russell 2000® Index" in the accompanying underlying supplement No. 1 dated September 29, 2009.*

Historical Information

The following table sets forth the quarterly high and low closing prices for the iShares® Russell 2000® Index Fund, as reported by Bloomberg. The iShares® Russell 2000® Index Fund's closing price on March 28, 2012 was $83.30.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/1/2007	3/31/2007	$82.39	$75.17	$79.51
4/1/2007	6/30/2007	$84.79	$80.30	$82.96
7/1/2007	9/30/2007	$85.74	$75.20	$80.04
10/1/2007	12/31/2007	$84.18	$73.02	$75.92
1/1/2008	3/31/2008	$74.33	$64.50	$68.29
4/1/2008	6/30/2008	$76.20	$66.91	$69.05
7/1/2008	9/30/2008	$75.30	$63.58	$68.00
10/1/2008	12/31/2008	$62.70	$38.53	$49.24
1/1/2009	3/31/2009	$51.25	$34.39	$42.05
4/1/2009	6/30/2009	$53.20	$43.26	$51.08
7/1/2009	9/30/2009	$62.02	$47.87	$60.24
10/1/2009	12/31/2009	$63.36	$56.22	$62.44
1/1/2010	3/31/2010	$69.23	$58.68	$67.80
4/1/2010	6/30/2010	$74.13	$59.82	$61.12
7/1/2010	9/30/2010	$67.86	$59.04	$67.50
10/1/2010	12/31/2010	$79.20	$66.94	$78.24
1/1/2011	3/31/2011	$84.54	$77.19	$84.17
4/1/2011	6/30/2011	$86.39	$77.78	$82.80
7/1/2011	9/30/2011	$85.65	$64.30	$64.30
10/1/2011	12/31/2011	$76.42	$60.99	$73.75
1/1/2012	3/28/2012*	$84.41	$74.56	$83.30

* As of the date of this pricing supplement available information for the first calendar quarter of 2012 includes data for the period through March 28, 2012. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2012.

The graph below illustrates the performance of the iShares® Russell 2000® Index Fund from March 28, 2007 to March 28, 2012, based on information from Bloomberg, and we have not participated in the preparation of, or verified, such information. The graph shows a Trigger Price of $41.65, equal to 50.00% of $83.30, which was the closing price of iShares® Russell 2000® Index Fund on March 28, 2012. **Past performance of the Underlying Fund is not indicative of the future performance of the Underlying Fund.**



Historical Performance of the iShares® Russell 2000® Index Fund

Trigger Price = $41.65

Source: Bloomberg

9

What Are the Tax Consequences of an Investment in the Securities?

In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, which is based on prevailing market conditions, it is more likely than not that the Securities will be treated as prepaid financial contracts that are not debt for U.S. federal income tax purposes. If this treatment is respected, (i) you should not recognize taxable income or loss prior to the maturity of your Securities, other than pursuant to a sale or exchange (including pursuant to a call), and (ii) your gain or loss on the Securities should be capital gain or loss and should be long-term capital gain or loss if you have held the Securities for more than one year The IRS or a court may not agree with this treatment, however, in which case the timing and character of income or loss on your Securities could be materially and adversely affected.

In 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which may include the Securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect.

You should review carefully the section of the accompanying product supplement entitled "U.S. Federal Income Tax Consequences." The preceding discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel regarding the material U.S. federal income tax consequences of owning and disposing of the Securities.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the Securities.

For a discussion of certain German tax considerations relating to the Securities, you should refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the Securities (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Supplemental Plan of Distribution (Conflicts of Interest)

UBS Financial Services Inc. and its affiliates, and Deutsche Bank Securities Inc., acting as agents for Deutsche Bank AG, will receive or allow as a concession or reallowance to other dealers discounts and commissions of $0.25 per $10.00 Security. We have agreed that UBS Financial Services Inc. may sell all or part of the Securities that it purchases from us to its affiliates at the price to the public indicated on the cover of this pricing supplement, minus a concession not to exceed the discounts and commissions indicated on the cover. DBSI, one of the agents for this offering, is our affiliate. In accordance with Rule 5121 of the Financial Industry Regulatory Authority (FINRA), DBSI may not make sales in this offering to any discretionary account without the prior written approval of the customer. See "Underwriting (Conflicts of Interest)" in the accompanying product supplement.

Validity of Securities

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to the Issuer, when the Securities offered by this pricing supplement have been executed and issued by the Issuer and authenticated by the trustee pursuant to the senior indenture, and delivered against payment as contemplated herein, such Securities will be valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by German law, Davis Polk & Wardwell LLP has relied, without independent investigation, on the opinion of Group Legal Services of Deutsche Bank AG, dated as of December 30, 2011, filed as an exhibit to our opinion, and our opinion is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinion of Group Legal Services of Deutsche Bank AG. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the senior indenture and its authentication of the Securities and the validity, binding nature and enforceability of the senior indenture with respect to the trustee, all as stated in the letter of such counsel dated December 30, 2011, which has been filed on Form 6-K by the Issuer on December 30, 2011.